EXHIBIT 99.1

Norsk Hydro's Financial Calendar 2008

OSLO, Norway, Nov. 26, 2007 (PRIME NEWSWIRE) --

 19 February      Fourth quarter results 2007
 22 April         First quarter results
  6 May           Annual General Meeting
  7 May           Share is traded exclusive of dividend
  9 May           Record date for dividend
 22 July          Second quarter results
 21 October       Third quarter results

The quarterly results will be released at 07:30 CET. Hydro reserves the right to revise the dates.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, we are providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by us or on our behalf may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause our actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to: our continued ability to reposition and restructure our upstream and downstream Aluminium business; changes in availability and cost of energy and raw materials; global supply and demand for aluminium and aluminium products; world economic growth, including rates of inflation and industrial production; changes in the relative value of currencies and the value of commodity contracts; trends in Hydro's key markets and competition; and legislative, regulatory and political factors. For a detailed description of factors that could cause our results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of our Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Norsk Hydro ASA
         Investor Contact:
         Stefan Solberg
           +47 22539280
           +47 91727528 (cellular)
           Stefan.Solberg@hydro.com
         +47 22 53 81 00
         Fax: +47 22 53 27 25
         www.hydro.com
         Drammensveien 264
         N-0240 Oslo
         Norway